SCHEDULE 13D
                                 (Rule 13d-100)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________)

                             PerfectData Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    713727105
-------------------------------------------------------------------------------

Robert W. Berend, Wachtel & Masyr, LLP, 110 East 59th Street,
New York, NY 10022, (212) 909-9602
-------------------------------------------------------------------------------
 (Name, Address and Telephone of Person Authorized to Receive Notices and Communications)

                                 March 31, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box[] .

-------------------------------------------------------------------------------

CUSIP No.  713727105                        13D               PAGE 2 of 11 Pages
           -------------------------

----- -------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Harris Shapiro and Millennium Capital Corporation (13-3771808)

----  -------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) []
                                                                       (b) X



----- --------------------------------------------------------------------------
3     SEC USE ONLY



----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS

                  PF

----- --------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(E)    []



----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States and New York

----- --------------------------------------------------------------------------


       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONAL WITH

------------------------- ------ -----------------------------------------------
                          7      SOLE VOTING POWER

                                 284,500  shares (and as to an additional
                                 25,000 shares when an option is exercised)

------------------------- ------ -----------------------------------------------
                          8      SHARED VOTING POWER

                                   0

------------------------- ------ -----------------------------------------------
                          9      SOLE DISPOSITIVE POWER

                                   309,500 shares

------------------------- ------ -----------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                   0

----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               309,500 shares

----- --------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                5.1%

----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

                                IN and CO

_______________________________________________________________________________

CUSIP No.  713727105                        13D               PAGE 3 of 11 Pages
           ------------

----- -------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Joseph D. Kowal and JDK & Associates, Inc. (33-0578277)

----- -------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) []
                                                            (b) X



----- -------------------------------------------------------------------------
3     SEC USE ONLY



----- -------------------------------------------------------------------------
4     SOURCE OF FUNDS

             PF

----- -------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(E)       []



----- -------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

             United States and California

----- -------------------------------------------------------------------------


       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONAL WITH

------------------------- ------ -----------------------------------------------
                          7      SOLE VOTING POWER

                                      506,869 shares (and as to an additional
                                      50,000 shares when an option is exercised)

------------------------- ------ -----------------------------------------------
                          8      SHARED VOTING POWER

                                       0

------------------------- ------ -----------------------------------------------
                          9      SOLE DISPOSITIVE POWER

                                       556,869 shares

------------------------- ------ -----------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                       0

----- -------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              556,869 shares

----- -------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



----- -------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.1%

----- -------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

              IN and CO

_______________________________________________________________________________

_______________________________________________________________________________
CUSIP No.  713727105                        13D               PAGE 4 of 11 Pages
           -------------------------

----- -------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Corey P. Schlossmann

----- -------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) []
                                                            (b) X



----- -------------------------------------------------------------------------
3     SEC USE ONLY



----- -------------------------------------------------------------------------
4     SOURCE OF FUNDS

              PF

----- -------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(E)


----- -------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

----- -------------------------------------------------------------------------


------------------------- ------ -----------------------------------------------
                          7      SOLE VOTING POWER
                                      496,259 shares (and as to an additional
                                      25,000 shares when an option is exercised)

------------------------- ------ -----------------------------------------------
                          8      SHARED VOTING POWER

                                      0

------------------------- ------ -----------------------------------------------
                          9      SOLE DISPOSITIVE POWER

                                      521,259 shares

------------------------- ------ -----------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                        0

----- -------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              521,259 shares

----- -------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  []



----- -------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.5%

----- -------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

              IN

_______________________________________________________________________________

_______________________________________________________________________________
CUSIP No.  713727105                        13D               PAGE 5 of 11 Pages
           ---------------------

----- -------------------------------------------------------------------------
1     NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (ENTITIES ONLY)

             Don Haidl

----- -------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                (b) [X]


----- -------------------------------------------------------------------------
3     SEC USE ONLY



----- -------------------------------------------------------------------------
4     SOURCE OF FUNDS

              PF

----- -------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(E)


----- -------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

----- -------------------------------------------------------------------------


------------------------- ------ -----------------------------------------------
                          7      SOLE VOTING POWER
                                     467,003 shares (and as to an additional
                                     100,000 shares when an option is exercised)

------------------------- ------ ----------------------------------------------
                          8      SHARED VOTING POWER
                                      0

------------------------- ------ ----------------------------------------------
                          9      SOLE DISPOSITIVE POWER

                                      567,003 shares

------------------------- ------ -----------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                         0

----- -------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              567,003 shares

----- -------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES []


----- -------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.3%

----- -------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
              IN

_______________________________________________________________________________

                                                              PAGE 6 of 11 Pages


Item 1.  Security and Issuer.

       This statement relates to the Common Stock, no par value (the "Common Stock"), of PerfectData Corporation (the "Company"), 110 West Easy Street, Simi Valley, CA 93065.

Item 2.  Identity and Background.

       (a) Harris Shapiro and Millennium Capital Corporation (of which Mr. Shapiro is the sole officer, director and shareholder)

       (b) 245 East 63rd Street, Apt. 702 New York, NY 10021

       (c) Financial Consultant - currently conducted through Millennium Capital Corporation (see response to (b) for address)

       (d) None

       (e) None (f) United States and New York

       (a) Joseph D. Kowal and JDK & Associates, Inc. (of which Mr. Kowal is the sole officer, director and shareholder)

       (b) 19800 MacArthur Boulevard Suite 880 Irvine, CA 92612

       (c) Financial Consultant - currently conducted through JDK & Associates, Inc. (see response to (b) for address)

       (d) None

       (e) None

       (f) United States and California


       (a) Corey P. Schlossmann

       (b) 19654-A Roscoe Blvd. Northridge, CA 91324

       (c) Chief Executive Officer of Nationwide Auction Systems 13005 East Temple Avenue City of Industry, CA 91746

       (d) None

       (e) None

       (f) United States


       (a) Don Haidl

       (b) No. 1 Twin Lakes Circle Corona Del Mar, CA 92625

       (c) Investor

       (d) None

       (e) None

       (f) United States

Item 3. Source and Amount of Funds or Other Consideration.

       Each of the reporting persons used his or its own personal funds to purchase shares of the Common Stock.

Item 4. Purpose of Transaction.

       Millennium Capital Corporation ("Millennium"), of which Harris Shapiro is the sole officer, director and shareholder, and JDK Associates, Inc. ("JDK"), of which Joseph D. Kowal is the sole officer, director and shareholder, executed a Stock Purchase Agreement dated January 20, 2000 (the "Stock Purchase Agreement") with the Company pursuant to which Millennium, JDK and persons or entities to be named (the "Buyers") would purchase from the Company an aggregate of 1,333,333 shares of the Common Stock at $2.25 per share, subject to certain conditions, of which a major one was shareholder approval of the Stock Purchase Agreement and the related series of transactions contemplated thereunder. Pursuant to the Stock Purchase Agreement, Millennium and JDK as representatives of the Buyers could nominate four of the five members of a reconstituted Board of Directors of the Company if the sale of shares was consummated.

        Millennium and JDK also entered into a letter agreement dated January 20, 2000 (the "Consulting Agreement") pursuant to which Millennium and JDK were to act as financial advisors to the Company in seeking and closing acquisitions and financings. For these services, Millennium and JDK were to receive a Common Stock purchase warrant (the "Consulting Warrant") to purchase an aggregate of 1,800,000 shares of the Common Stock at $2.75 per share and a specified fee if any transaction was consummated as a result of their efforts. The Consulting Agreement was not to become effective unless a closing was held pursuant to the Stock Purchase Agreement. The Company, Millennium and JDK agreed that the Consulting Warrants would be split into a number of Consulting Warrants, with Consulting Warrants to be issued to current employees of the Company (including the two executive officers) to purchase an aggregate of 30,000 shares of the Common Stock. On March 31, 2000, Millennium and JDK directed the Company to issue a Consulting Warrant for 50,000 shares to a finder (see response to Item 6 of this statement) and Consulting Warrants to purchase 5,000 shares to each of four of the five directors (excluding Mr. Shapiro), a prospective candidate for election as a director and a member of the advisory board and to reserve 20,000 shares for future issuances of Consulting Warrants to purchase 5,000 shares each to future appointees to the Company's advisory board. These actions left Consulting Warrants to purchase 835,000 shares for each of Millennium and JDK. See the response to Item 5 of this statement for information as to further assignments by Millennium and JDK with respect to their Consulting Warrants.

       On March 21, 2000, Millennium and JDK also agreed to purchase an option (the "Flamemaster Option") from Flamemaster Corporation ("Flamemaster"), the holder of 10% or more of the Common Stock, to purchase an aggregate of 375,000 shares of the Common Stock at exercise prices ranging from $3.00 for the initial 75,000 shares to $8.00 to $12.00 per share for successive tranches of 60,000 shares each. The Flamemaster Option expires June 1, 2000, but can be extended for 90-day periods as each tranche of 60,000 shares is exercised. The Flamemaster Option obligated Millennium and JDK to pay Flamemaster $225,000 on April 2, 2000 and $127,500 on June 1, 2000. In addition, Flamemaster, depending on the then market price of the Common Stock, may compel the holders to exercise each tranche of 60,000 shares. On March 31, 2000, the shareholders of the Company approved the Stock Purchase Agreement and the related transactions contemplated thereunder pursuant to the Company's proxy statement dated March 10, 2000 filed pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The 1,333,333 shares of the Common Stock were sold to Millennium, JDK and the Buyers (see the response to Item 5 to this statement). In addition, the Board of Directors was increased from three to five directors, two directors (Ronald M. Chodorow and Joseph Mazin) resigned and Bryan Maizlish, Timothy D. Morgan, Corey P. Schlossmann and Harris Shapiro were elected to fill the vacancies.

       Millennium and JDK have no current plans to purchase any additional securities of the Company other than as described in the response to Item 5 of this statement, although each may, independent of each other, depending on the then market price of the Common Stock and its own financial requirements and from time to time, make additional purchases of shares of the Common Stock or sell shares.

       Millennium and JDK, acting pursuant to the Consulting Agreement, intend to seek acquisitions for the Company, both in related and unrelated industries. Neither has any current intention to seek a merger, reorganization or liquidation of the Company nor a sale or transfer of a material amount of its assets. Both may recommend to the Board a reincorporation of the Company from the State of California to the State of Delaware which is the only change in corporate structure currently contemplated by either. In addition, neither Millennium nor JDK intend to recommend that the Board (1) make any material change in the present capitalization or dividend policy of the Company, (2) change the Company's charter or bylaws or (3) take any other actions which would impede the acquisition of control of the Company by any person or to cause the Common Stock to cease to be quoted on The Nasdaq Stock Market, Inc. or not to be registered pursuant to Section 12(g) of the Exchange Act.

Item 5.  Interest in Securities of the Issuer.

       (a) On March 31, 2000, Millennium purchased 1,000 shares of the Common Stock at the closing pursuant to the Stock Purchase Agreement. In addition, it retained the right to exercise a Consulting Warrant as to only 333,000 shares of the Common Stock, assigning to non-affiliated entity and two non-affiliated persons the right to purchase an aggregate of 502,000 shares, and, on March 31, 2000 when the Consulting Warrant became effective, exercised as to 283,500 shares surrendering the right to 49,500 shares in payment of the exercise price. As the sole officer, director and shareholder of Millennium, Harris Shapiro may be deemed the beneficial owner of such 334,000 shares. In addition, on March 31, 2000 as a new director of the Company, Mr. Shapiro was granted an option expiring March 30, 2010 to purchase 25,000 shares at an exercise price of $18.50, the option to be subject to a new stock option plan of the Company to be finalized. Millennium also assigned to a Buyer all of its rights and obligations under the Flamemaster Option to purchase 187,500 shares of the Common Stock. As indicated on page 2 of this statement. Mr. Shapiro may be deemed to be the beneficial owner of an aggregate of 309,000 shares of the Common Stock or 5.1% of the outstanding shares (based on 6,094,530 shares as of April 10, 2000).

       On March 31, 2000, JDK purchased 221,667 shares of the Common Stock at the closing pursuant to the Stock Purchase Agreement. In addition, it retained the right to exercise a Consulting Warrant as to only 335,000 shares of the Common Stock, assigning to Messrs. Schlossmann and Haidl as hereinafter described in the response to this Item 5 the right to purchase an aggregate of 500,000 shares, and, on March 31, 2000 when the Consulting Warrant became effective, exercised as to 285,202 shares surrendering the right to 49,798 shares in payment of the exercise price. As the sole officer, director and shareholder of JDK, Joseph D. Kowal may be deemed the beneficial owner of such 506,869 shares. On March 31, 2000, JDK assigned all but the right to purchase 62,500 shares of the Common Stock pursuant to the Flamemaster Option and, on April 3, 2000, exercised as to 12,500 shares, which it subsequently sold. As indicated on page 3 of this statement, Mr. Kowal may be deemed to be the beneficial owner of an aggregate of 556,869 shares of the Common Stock or 9.1% of the outstanding shares.

       On March 31, 2000, Corey P. Schlossmann, as a Buyer, purchased 266,666 shares of the Common Stock at the closing pursuant to the Stock Purchase Agreement. In addition, on March 31, 2000, as the assignee of JDK for 250,000 shares, Mr. Schlossmann exercised the Consulting Warrant as to 212,837 shares surrendering 37,163 shares in payment of the exercise price. On March 31, 2000, Mr. Schlossmann also exercised his Consulting Warrant received as a new director, receiving 4,256 shares and surrendering 744 shares in payment of the exercise price. On April 3, 2000, as the assignee of JDK of the right to exercise the Flamemaster Option as to 12,500 shares of the Common Stock, Mr. Schlossmann exercised the Flamemaster Option as to 12,500 shares. Like Mr. Shapiro as described in the second proceeding paragraph, Mr. Schlossmann was granted, on March 31, 2000, an option to purchase 25,000 shares of the Common Stock pursuant to the new stock option plan. As indicated on page 4 of this statement, Mr. Schlossmann may be deemed to be the beneficial owner of an aggregate of 521,259 shares of the Common Stock or 8.5% of the outstanding.

       On March 31, 2000, Don Haidl purchased 241,666 shares of the Common Stock at the closing pursuant to the Stock Purchase Agreement. In addition, on March 31, 2000, as the assignee of JDK for 250,000 shares, Mr. Haidl exercised a Consulting Warrant as to 212,837 shares surrendering 37,163 shares in payment of the exercise price. On April 3, 2000, as the assignee of JDK of the right to exercise the Flamemaster Option as to 112,500 shares of the Common Stock, Mr. Haidl exercised the Flamemaster Option as to 12,500 shares. As indicated on page 5 of this statement, Mr. Haidl may be deemed to be the beneficial owner of an aggregate of 567,003 shares of the Common Stock or 9.3% of the outstanding.

       Although Millennium and JDK may have comprised a group within the meaning of Section 13(d)(3) of the Exchange Act when they executed the Stock Purchase Agreement on January 20, 2000 because of their intention to acquire more than 5% of the outstanding shares of the Common Stock and then to change the directors of the Company, subsequent to March 31, 2000 when (1) the closing pursuant to the Stock Purchase Agreement was held, (2) their rights to purchase an aggregate of 1,132,000 shares issuable upon the exercise of the Consulting Warrant to purchase an aggregate of 1,800,000 shares having been assigned (including to Messrs. Schlossmann and Haidl), (3) their rights to all but 62,500 shares issuable upon the exercise of Flamemaster Option to purchase an aggregate of 375,000 shares having been assigned (including to Messrs. Schlossmann and Haidl, with Millenium having made a complete assignment of its right to purchase 187,500 shares) and (4) a new Board having been constituted, Millennium and JDK will no longer act together as a group within the meaning of Section 13(d)(3) of the Exchange Act. They will, however, continue to act as financial advisors to the Company pursuant to the Consulting Agreement in seeking and closing acquisitions and financings. As their fee, they may receive compensation in the form of shares of the Common Stock, but only if a transaction is closed as a result of their efforts. Messrs. Schlossmann and Haidl are reported herein not as part of a group, but because their acquisition of more than 5% of the Common Stock was as a result of becoming Buyers pursuant to the Stock Purchase Agreement and as assignees of JDK with respect to the Consulting Warrant and the Flamemaster Option.

       b. For information as to voting and disposition power of the persons named in the response to Item 2 of this statement, see pages 2, 3, 4 and 5 of this statement.

       c. The persons named in response to paragraph (a) of this Item 5 of this statement had no transactions in the Common Stock during the past 60 days except as described in such paragraph (a).

       d. Not applicable.

       e. Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Except for (1) the two agreements with the Company: (a) the Stock Purchase Agreement as to which the other parties are Millennium, JDK and the Buyers (including Messrs. Schlossmann and Haidl) and (b) the Consulting Agreement as to which the other parties are Millennium and JDK, (2) the Flamemaster Option among Flamemaster as the optionor and Millennium and JDK as the optionees and (3) the understanding to pay a finder's fee to Leland P. Polak, all as described in the response to Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. There are no pledges of securities or securities subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.       Material to be Filed as Exhibits.

       There are no agreements with respect to the borrowing of funds to finance the acquisition as disclosed in Item 3. The only agreement with respect to the acquisition of issuer control, liquidation, sale of assets, merger or change in business or corporate structure or any other matter as disclosed in Item 4 is the Stock Purchase Agreement which was filed on March 14, 2000 as an exhibit to the Company's definitive proxy statement and is incorporated herein by this reference. Copies of the Consulting Agreement and the Flamemaster Option are being concurrently filed as exhibits to the Company's Current Report on Form 8-K being filed on April 14, 2000 and are incorporated herein by this reference. There is no agreement with respect to the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit or the giving or withholding of any proxy as disclosed in Item 6.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    April 14, 2000
                                                  --------------------
                                                        (Date)

                                              /s/  Harris Shapiro
                                       --------------------------------------
                                                   Harris Shapiro

                                    Millenium Capital Corporation

                                    By:      /s/  Harris Shapiro
                                       --------------------------------------
                                                  Harris Shapiro, President

                                             /s/  Joseph D. Kowal
                                                  Joseph D. Kowal

                                    JDK &  Associates, Inc.

                                    By:      /s/  Joseph D. Kowal
                                        --------------------------------------
                                                  Joseph D. Kowal, President


                                             /s/  Corey P. Schlossmann
                                        --------------------------------------
                                                  Corey P. Schlossmann

                                             /s/  Dan Haidl
                                         --------------------------------------
                                                  Dan Haidl